Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

June 27, 2016

VIA EDGAR

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Ms. Younis:

This letter responds to comments you conveyed to us via telephone on May 16, 2016 regarding post-effective amendment no. 537 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 538 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) (the “Amendment”). The Amendment was filed on April 1, 2016 to register a new series of the Trust: the PowerShares DWA Momentum & Low Volatility Rotation Portfolio (the “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Fund’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Additionally, we represent that the Fund will include all outstanding information from the Amendment in a subsequent post-effective amendment that will be filed to reflect the changes discussed below.

Prospectus

1.	Comment:	Please add the ticker symbol on the cover page in the next post-effective amendment.

	Response:	We have included the Fund’s ticker symbol (DWLV) on the cover page of the prospectus.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

2.	Comment:	With respect to the Fund’s stated investment objective, please consider if the term “price and yield” is necessary.

Response:	The term “price and yield” is a required component of the Fund’s investment objective per the SEC order granting the Trust exemptive relief to, among other things, issue shares of exchange-traded funds.[1] The application that sought the Exemptive Relief states that “the investment objective of each New Fund will be to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of its respective Underlying Index.” As such, the Fund declines to remove that term from its investment objective.

3.	Comment:	Please include the Fund’s completed fee table in your response letter.

	Response:	In accordance with the Staff’s request, set forth below is the completed fee table for the Fund, which will be included in the Fund’s next post-effective amendment.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.15%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.37%
Total Annual Fund Operating Expenses	0.52%

(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

(2)    “Acquired Fund Fees and Expenses” are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies, including the PowerShares ETFs (as defined herein). “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year. The actual “Acquired Fund Fees and Expenses” will vary with changes in the allocations of the Fund’s assets. These expenses are based on the total expense ratio of the underlying PowerShares ETFs disclosed in each PowerShares ETF’s most recent shareholder report.

4.	Comment:	In the section “Summary Information—Principal Investment Strategies,” the Fund indicates that it invests in funds that employ a “momentum” investment style.” Please amend the disclosure to provide greater specificity. For example, how long is “recently” and how much better does a security’s relative performance have to be?

	Response:	“Momentum” is an economic concept defined as the tendency of an investment to exhibit persistence in its relative performance. Put another way, the momentum theory of investing believes that when stocks perform well on a relative basis (i.e., as compared to the overall stock market, an index or another security), they will continue to do so, thereby maintaining positive “momentum” in their returns. A synonym for “momentum” in this context is “relative

[1]	See Investment Company Act Release Nos. 27811 (April 30, 2007)(notice) and 27841 (May 25, 2007)(order), referred to herein as the “Exemptive Relief.”

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

strength,” which calculates how well a security has performed over time against other securities (i.e., a security is relatively stronger than another security if it has a better return).

In using a momentum investment style to construct the Underlying Index, the Index Provider measures the relative performance of certain market segments on a monthly basis to ascertain the component securities. The test is of relative outperformance (i.e., which segment had a better return versus the other); there is no set percentage threshold by which one segment must outperform. The Fund notes that it already includes disclosure in the prospectus about the Index Provider’s methodology for determining a security’s relative strength:

The Underlying Index seeks to gain exposure to the equity market (i.e., domestic or international) that displays the strongest relative strength, as evaluated on a monthly basis. “Relative strength” is the measurement of a security’s performance in a given universe relative to the performance of all other securities in that universe. The Index Provider compares the relative strength of (i) U.S. equities, (ii) international equities, and (iii) cash (to one another and, at each rebalance, weights the components of the Underlying Index to emphasize those PowerShares ETFs (or Treasury Bills) that the Index Provider believes offer the greatest potential for outperformance.

As a result, the Fund does not believe that additional disclosure is necessary at this time.

5.	Comment:	In the section “Summary Information—Principal Investment Strategies,” the Fund indicates that the Underlying Index seeks to gain exposure to the equity market (i.e., domestic or international) that displays the strongest relative strength. Please clarify if the Underlying Index, and therefore the Fund, will be exposed solely to the domestic equity market, the international equity market, or both.

	Response:	After explaining the overall methodology that the Index Provider will employ to construct its Underlying Index, the Fund discloses the potential allocations of the assets of the Underlying Index (and therefore the Fund) among both international and domestic equity securities at any given time. The Fund also notes that the existing disclosure sets forth the allocations of the Fund’s assets among each type of equity market (i.e., international or domestic) during certain market circumstances. As a result, the Fund believes that no additional disclosure is necessary at this time.

6.	Comment:	In the section “Summary Information—Principal Investment Strategies,” please disclose how frequently the Index Provider rebalances the Underlying Index.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

	Response:	The Fund notes that the summary prospectus already includes disclosure stating that the Underlying Index is rebalanced monthly. However, to avoid any potential confusion, it has amended its disclosure to clarify that point, as follows:

“The Index Provider evaluates the Underlying Index constituents ~~on a monthly basis~~ each month to determine whether, based on potential changes in relative strength of the markets, any change to the composition of, or component weightings within, the Underlying Index is necessary.”

7.	Comment:	Are there any limits on the length of time which the Underlying Index may be composed entirely of cash? At other times, will the weighting between international and domestic securities always be 70%-30%?

	Response:	There is no limit to the length of time the Underlying Index may be composed exclusively of cash (as represented by 1- to 6-month U.S. Treasury bills). However, as a practical matter, the Fund does not expect the Underlying Index to be concentrated in cash over multiple monthly rebalances. When no portion of the Underlying Index is allocated to cash, the allocation of assets among international and domestic equity securities will be approximately 70%-30%, with the stronger market segment (based on relative strength) receiving the greater weight.

8.	Comment:	Does the Fund have any specific concentration policy, or is one contemplated for the Fund? If so, please include this risk.

	Response:	The Fund’s concentration policy is one that is commonly used for index funds, particularly ETFs. As an index fund, the Fund intends to track its Underlying Index, and therefore only will be concentrated in a sector or asset class to the extent that its Underlying Index is so concentrated. The Fund notes that the prospectus already includes a statement to that effect in the section “Summary Information—Principal Investment Strategies—Concentration Policy,” and already includes risk disclosure addressing this potential event in the section “Summary Information—Principal Risks of Investing in the Fund—Underlying Funds Risk—Industry Concentration Risk.”

9.	Comment:	In the section “Summary Information—Principal Risks of Investing in the Fund—Underlying Fund Risk,” please confirm that the Fund has disclosed all risks that, in the aggregate, are principal to the Fund.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

	Response:	Several of the underlying PowerShares ETFs have high portfolio turnover and consequently face the risks that accompany higher portfolio turnover. Therefore, the Fund has included additional risk disclosure for portfolio turnover in the subsection “—Underlying Fund Risk.” Such disclosure is as follows:

Portfolio Turnover Risk. Certain PowerShares ETFs may engage in frequent trading of their portfolio securities in connection with the rebalancing or adjustment of their respective underlying indices. A portfolio turnover rate of 200%, for example, is equivalent to a fund buying and selling all of its securities two times during the course of a year. A high portfolio turnover rate (such as 100% or more) could result in high brokerage costs to an underlying PowerShares ETF, which could lower the value of the Fund’s investment in that fund.

The Fund confirms that, aside from the foregoing addition and as described elsewhere in this letter, the prospectus discloses all risks of the underlying PowerShares ETFs that, in the aggregate, are principal risks of the Fund.

10.	Comment:	Please confirm whether the Fund will be exposed to currency risk. If it will, please disclose that risks in the Fund’s summary prospectus.

	Response:	The Fund will not invest directly in securities denominated in foreign currencies and therefore will not directly face currency risk. However, the Fund will invest in the Underlying International Equity ETFs, which invest in foreign securities. To the extent that those securities are denominated in foreign currencies, the Fund will be exposed indirectly to currency risk.

The Fund notes that its prospectus already includes currency risk disclosure in the subsection “—Underlying Funds Risk—Foreign Investment Risk.” It states that the underlying PowerShares ETFs “may invest in securities denominated in foreign currencies; therefore, fluctuations in the value of the U.S. dollar relative to the values of other currencies may adversely affect investments in foreign securities and may negatively impact the Fund’s returns.”

However, to provide enhanced, clarifying risk disclosure, the Fund has included a new subsection titled “—Underlying Funds Risk—Currency Risk,” which reads as follows:

Currency Risk. Because the NAV of each Underlying International Equity ETF is determined in U.S. dollars, those ETFs’ NAVs could decline if the currency of a non-U.S. market in which those ETFs invest depreciates against the U.S. dollar. Generally, an increase in the value of the U.S. dollar against a foreign currency will reduce the value of a security denominated in that foreign currency, thereby decreasing a Fund’s overall NAV. Exchange rates may be volatile and may change quickly and unpredictably in response to both global economic developments and economic conditions, causing an adverse impact to an Underlying International Equity ETF. As a result, investors have the potential for losses regardless of the length of time they intend to hold Shares.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

11.	Comment:	Is investment in emerging market countries a principal strategy of the Fund? If so, what method does the Fund use to determine if a country’s economy is “emerging”?

	Response:	As an index ETF, the Fund’s sole principal investment strategy is to invest in the components of its underlying index. The Fund is a “fund of funds,” and therefore its principal investment strategy is to invest in the shares of other ETFs. Investing in securities of companies in emerging markets is not a principal investment strategy of the Fund.

However, in pursuing its strategy, the Fund will invest a portion of its assets in PowerShares ETFs that, in turn, invest in emerging market securities. During economic periods where international equity markets outperform domestic equity markets, a majority of the Fund’s assets may be invested in PowerShares ETFs with exposure to emerging markets. Therefore, emerging market investments represents a byproduct of the Fund’s principal investment strategy and a principal risk of the Fund. Consequently, the Fund has disclosed in its summary prospectus under the subsection “—Underlying Funds Risks” the risks associated with exposure to emerging market countries.

The Fund does not employ a methodology for determining what economies are “developed” or “emerging.” The underlying indices associated with the Underlying International Equity ETFs employ their own methodologies to make such determinations. Investors wanting information on the specific methodology of those underlying ETFs may refer to the prospectuses of those ETFs for additional detail. To clarify that such information is available to investors, the Fund has included additional information in the section “Summary Information—Principal Investment Strategies.” That language reads as follows:

The Index Provider compares the relative strength of (i) U.S. equities, (ii) international equities (including equity securities of companies in both “developed” and “emerging market” economies), and (iii) cash to one another and, at each rebalance, weights the components of the Underlying Index to emphasize those PowerShares ETFs (or Treasury Bills) within the investment inventory that the Index Provider believes offer the greatest potential for outperformance. … (More information about the specific countries in which the Underlying International Equity ETFs invest, including the methodology used by the index provider to the indices of those ETFs to classify certain countries’ economies as “developed” or “emerging,” is contained in each Underlying International Equity ETF’s prospectus.)

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

12.	Comment:	Please disclose in the section “Summary Information—Principal Investment Strategies” that investing in securities of companies of small and medium capitalization companies is a principal investment strategy of the Fund.

	Response:	As stated in the response to comment no. 11, above, the Fund’s principal investment strategy is to invest in the components of its Underlying Index (i.e., to invest in the shares of the underlying PowerShares ETFs). It is not a principal investment strategy of the Fund to invest in small- and medium-capitalization securities.

However, two of the eight underlying PowerShares ETFs in the Underlying Index invest in small- and mid-cap companies, and the indirect exposure to those securities through investments in those underlying ETFs constitutes a principal risk of the Fund. As a result, the Fund currently discloses in its summary prospectus the risks facing the underlying PowerShares ETFs from their exposure to small- and medium-capitalization securities.

13.	Comment:	The disclosure in the section “Summary Information—Principal Risks of Investing in the Fund—Underlying Funds Risk—Geographic Concentration Risk” is too broad and generalized. Please revise the disclosure to indicate the specific risks relevant to concentration in certain countries or regions.

	Response:	The Fund has amended the subsection to include additional risks about each of the various geographic regions around the world in which the Underlying International Equity ETFs may invest. That disclosure reads as follows:

Geographic Concentration Risk. A natural or other disaster could occur in a geographic region in which an Underlying International Equity ETF invests, which could affect the economy or particular business operations of companies in that specific geographic region and adversely impact both the Underlying ETF and the Fund. In particular:

Asia Pacific Investment Risk. The level of development of the economies of countries in the Asia Pacific region varies greatly. Furthermore, since the economies of the countries in the region are largely intertwined, if an economic recession is experienced by any of these countries, it will likely adversely impact the economic performance of other countries in the region. Certain economies in the region may be adversely affected by increased competition, high inflation rates, undeveloped financial services sectors, currency fluctuations or restrictions, political and social instability and increased economic volatility. Due to heavy reliance on international trade, a decrease in demand (due to recession or otherwise in the United States, Europe or Asia) would adversely affect economic performance in the region.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

Australasian Investment Risk. The economies of Australasia, which include Australia and New Zealand, are dependent on exports from the energy, agricultural and mining sectors. This makes Australasian economies susceptible to fluctuations in the commodity markets. Australasian economies are also increasingly dependent on their growing service industries.

Central and South American Investment Risk. High interest rates, inflation, government defaults and unemployment rates characterize the economies in some Central and South American countries. Currency devaluations in any Central and South American country can have a significant effect on the entire region. Commodities represent a significant percentage of the economies of Central and South American countries, which as a result can experience significant volatility.

European Investment Risk. The Economic and Monetary Union of the European Union (the “EU”) requires compliance with restrictions on inflation rates, deficits, interest rates, debt levels and fiscal and monetary controls, each of which may significantly affect every country in Europe. Decreasing imports or exports, changes in governmental or EU regulations on trade, changes in the exchange rate of the euro, the default or threat of default by an EU member country on its sovereign debt, and recessions in an EU member country may have a significant adverse effect on the economies of EU member countries.

North American Economic Risk. A decrease in imports or exports, changes in trade regulations or an economic recession in any North American country can have a significant economic effect on the entire North American region and on some or all of the North American countries in which the Fund invests. Policy and legislative changes in one country may have a significant effect on North American markets generally, as well as on the value of certain securities held by Underlying International Equity ETFs that invest in this region.

14.	Comment:	The disclosure under the subsection “—Market Risk” in the statutory portion of the prospectus includes information reflecting the following: (1) that there is no assurance that active trading market will be developed or maintained by market makers, (2) there is no obligation of market makers to make a market in ETF

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

shares or for Authorized Participants (“APs”) to submit purchase orders to the Fund, (3) decisions by market makers or APs to reduce their roles in times of market stress could reduce the ability of the Fund’s arbitrage mechanism to reduce the variance between the Fund’s NAV and the market price at which it trades, and (4) an ineffective arbitrage mechanism could result in ETF shares trading at a discount or premium.

Please consider including this disclosure in the summary prospectus under the subsection “Principal Risks of Investing in the Fund—Market Risk.”

	Response:	The Fund has considered the disclosure cited by the Staff and respectfully declines to include it in the Fund’s summary prospectus. The Fund notes that the risk disclosure included in the summary prospectus pursuant to Item 4 of Form N-1A is intended to be a summary of the principal risks of a fund that are included in the statutory portion of its prospectus pursuant to Item 9, and the Fund believes that the current disclosure in the summary prospectus responds to the Form by presenting a summarized form of those principal risks to which it is subject.

15.	Comment:	Please disclose in the section “Summary Information—Principal Investment Strategies” that the Fund will be non-diversified.

	Response:	The Fund has included the following disclosure at the end of that section in response to the Staff’s request:

The Fund generally invests in all of the components of the Underlying Index in proportion to their weightings in the Underlying Index. By doing so, the Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company of 1940, as amended (the “1940 Act”).

16.	Comment:	Please include the statement required by Item 8 of Form N-1A, regarding payments to broker-dealers and other financial intermediaries.

	Response:	The Fund declines to include the requested statement. The Fund notes that neither it nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services. Therefore, per the instructions set forth in Item 8 of Form N-1A, the Fund has omitted the statement from its prospectus.

17.	Comment:	Please include the methodology of the Underlying Index with your response.

	Response:	The methodology of the Underlying Index has been provided under separate cover.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

18.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund states the following:

The Fund generally will invest in all of the constituents comprising the Underlying Index in proportion to their weightings in the Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those same weightings. In those circumstances, the Fund may purchase a sample of constituents in the Underlying Index.

We note that this statement seems to imply that the Fund will use a sampling strategy, contrary to previous statements that the Fund will employ a full replication strategy. Please clarify which strategy the Fund will use to track its underlying index. Additionally, the exception that it “may not be possible or practicable” to conduct full replication is too broad of an exemption to justify using an alternative strategy. Please specify the instances in which the Fund may sample.

	Response:	The Fund intends to use a replication strategy and states as such by disclosing in the summary prospectus that “the Fund generally invests in all of the components of the Underlying Index in proportion to their weightings in the Underlying Index.”

However, the Trust’s Exemptive Relief specifically permits the Fund to employ a representative sampling strategy when doing so will help the Fund achieve its investment objective of tracking its Underlying Index. The application seeking Exemptive Relief states that the “Fund’s prospectus will disclose that it expects to use a replication strategy, but it is also authorized to use representative sampling.” Therefore, the Fund may use either strategy in seeking to track its Underlying Index. (We are unaware of any provision of the 1940 Act that interferes with a Fund’s ability to retain full freedom of action in this area.)

The Fund also notes that the registration statement already includes disclosure that explains to shareholders the various reasons why the Fund may sample. For example, in the Statement of Additional Information (“SAI”), under the section “Investment Strategies and Risks—Investment Strategies,” the Fund states:

The Fund generally invests in all of the securities comprising the Underlying Index in proportion to the weightings of the securities in the Underlying Index, although the Fund may use sampling techniques for the purpose of complying with regulatory or investment restrictions or when sampling is deemed appropriate to track the Underlying Index.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

Additionally, the exemptive relief states that if “the representative sampling technique is used such Fund will not be expected to track the price and yield performance of [its Underlying Index] with the same degree of accuracy as would an investment vehicle that invested in every component of security of such [Underlying Index] with the same weighting as” the Underlying Index. In the SAI under “Investment Strategies and Risks—Investment Risks,” the Fund has provided this exact notice to shareholders; additionally, it notes some of the possible reasons that the Fund may sample:

In addition, the use of a representative sampling approach (which may arise for a number of reasons, including a large number of securities within the Underlying Index, or the limited assets of the Fund) may cause the Fund not to be as well correlated with the return of the Underlying Index as would be the case if the Fund purchased all of the securities in the Underlying Index in the proportions represented in the Underlying Index. It also is possible that, for short periods of time, the Fund’s performance may not correlate well to the performance of the Underlying Index due to the temporary unavailability of certain Underlying Index securities in the secondary market or due to other extraordinary circumstances.

Therefore, because the Fund has included such disclosure as required by the terms of its Exemptive Relief, the Fund declines to amend its disclosure.

19.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund states that “there also may be instances in which the Adviser may choose to … (ii) purchase securities or shares of other underlying funds not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain PowerShares ETFs in the Underlying Index…”. Please confirm the intent of this disclosure. We note it is not clear if the disclosure refers to different PowerShares ETFs or to other unaffiliated ETFs.

	Response:	The Fund may invest up to 10% of its assets in other securities not included in its underlying index, but which its investment adviser believes will help the Fund track its underlying index. To clarify this point, the Fund has revised the disclosure, which now reads as follows:

There also may be instances in which the Adviser may choose to (i) overweight a component of ~~PowerShares ETF in~~ the Underlying Index, (ii) purchase securities ~~or shares of other underlying funds~~ not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain components of ~~PowerShares ETFs in~~ the Underlying Index, or (iii) utilize various combinations of other available investment techniques in seeking to track the Underlying Index.

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

June 27, 2016

20.	Comment:	In the section “Management of the Fund—Portfolio Managers,” please provide the month and year that each portfolio manager began managing the Fund.

	Response:	Each portfolio manager will begin managing the Fund in June 2016. We have included this information in the prospectus in response to the Staff’s request.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Alan Goldberg at (312) 964-3503 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.
Alan Goldberg, Esq.
Eric Purple, Esq.
Melissa Nguyen, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 27, 2016

BY EDGAR

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary of the Trust